FINAL TERM SHEET

Free Writing Prospectus	Registration Statement No. 333-149463
Dated March 20, 2008	Filed Pursuant to Rule 433 of the Securities Act of 1933

Saul Centers, Inc.

Depositary Shares Each Representing 1/100th of a share of

9% Series B Cumulative Redeemable Preferred Stock

Issuer:	Saul Centers, Inc.

Security:	Depositary Shares each representing 1/100th of a share of 9% Series B Cumulative Redeemable Preferred Stock

Shares Offered:	3,000,000 depositary shares

Over-allotment Shares:	450,000 depositary shares

Public Offering Price:	$25.00 per depositary share; $75,000,000 total (not including over-allotment option)

Underwriting Discounts and Commissions:	$0.7875 per depositary share; $2,362,500 total (not including over-allotment option)

Proceeds to the Issuer (before expenses):	$24.2125 per depositary share; $72,637,500 total (not including over-allotment option)

Estimated Issuer Expenses:	$500,000, excluding underwriting discounts and commissions

Use of Proceeds:	The net proceeds of this offering will be used as follows: (i) approximately $26.3 million to purchase the properties as described in the preliminary prospectus supplement, dated March 17, 2008, (ii) $22.0 million to reduce amounts outstanding under the unsecured revolving credit facility and (iii) approximately $23.8 million to fund the development of the properties as described in such preliminary prospectus supplement.

Bookrunners:	RBC Capital Markets Corporation Raymond James & Associates, Inc.

Lead Manager:	Ferris, Baker Watts, Incorporated

Co-Manager:	Janney Montgomery Scott LLC BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Underwriting Allocation:	RBC Capital Markets Corporation	150,000
	Raymond James & Associates, Inc.	1,575,000
	Ferris, Baker Watts, Incorporated	900,000
	Janney Montgomery Scott LLC	225,000
	BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	150,000

Redemption:	At the Issuer’s option on or after March 15, 2013 (subject to certain additional optional redemption rights described in prospectus supplement)

Dividend Rights:	9% of the liquidation preference per annum, cumulative from March 27, 2008 (subject to step-up to 10% under certain circumstances as described in the prospectus supplement)

Dividend Payment Dates:	Quarterly on January 15, April 15, July 15 and October 15 of each year, beginning July 15, 2008

Settlement Date:	March 27, 2008

Selling Concession:	Not to exceed $0.50 per depositary share

Reallowance to Other Dealers:	Not to exceed $0.50 per depositary share

CUSIP Number:	804395 408

ISIN Number:	US8043954085

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any Underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling RBC Capital Markets Corporation at 212-428-6670, Ferris, Baker Watts, Inc. toll-free at 800-436-2000, or Raymond James & Associates, Inc. toll-free at 800-248-8863.

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